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Prewrite
Own the Future of Storytelling

We're taking Prewrite to the next level with the help of the crowd and we want you to be part of our success!

Our WeFunder is live and anyone has the opportunity to invest. We feel writers should own the future of how stories are created and shared, so please join us!

Check Out Our WeFunder Campaign

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.